SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2021
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional ("CSN" or "Company") (B3: CSNA3; NYSE: SID) informs its shareholders and the market in general that, it has been sanctioned between CSN and the controlling shareholders of Metalgráfica Iguaçu S.A. ("Metalgraphic"), with the intervention and consent of Metalgráfica, an Investment Contract and Other Covenants ("Investment Contract"). Through which, the parties agreed to carry out the combination of both companies’ operations, trough the incorporation of all shares issued from Metalgráfica by CSN ("Operation").

The transaction, to be submitted for approval by the shareholders of CSN and Metalgráfica, will result in (a) the incorporation by CSN of all shares issued by Metalgráfica, making it its wholly-owned subsidiary; and (b) in return of the shares incorporation, Metalgráfica shareholders will receive CSN shares (to be issued via capital increase, with the expected maximum dilution of 0.01% of CSN's equity capital) in place of Metalgráfica's shares, in accordance with the exchange ratio to be approved at the extraordinary general meeting of the companies.

Under the terms of the Investment Contract, CSN and Metalgráfica agree that, for purposes of establishing the share exchange ratio, the economic value of Metalgráfica will be considered as measured in a preliminary assessment conducted by a specialized company, and, in the case of CSN, the average price of the shares in the last 30 (thirty) trading sessions, due to its liquidity and dispersion. Within 30 (thirty) days from the closing date of the transaction, the exchange ratio may be adjusted in accordance with the terms set forth in the Investment Contract.

Founded in 1951, Metalgráfica has approximately 300 employees at its units in Ponta Grossa (PR) and Goiânia (GO) and produces steel cans for the national and international market of metal food packaging. The operation is a strategic step to expand the production capacity of CSN's packaging division. The technology used by Iguaçu is more modern than that used by CSN, improving the competitiveness of the business and strengthening the national chain, especially in relation to substitute packaging.

The detailed terms and conditions of the operation will be defined in the Protocol and Justification document, that will be disclosed to the market in due course along with the information’s provided for in CVM Instruction No. 565/2015. CSN will keep its shareholders and the market informed of the transaction in accordance with applicable regulations.

São Paulo, November 24, 2021.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 24, 2021

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.